[LOGO]     KOOR INDUSTRIES LTD.
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                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel:  972-3-6238420
                                                      Fax: 972-3-6238425

                                                      April 3, 2000


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
The Securities Authority     The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940              Fax: 03-5105379
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Dear Sirs,


               RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 15/2000) COMPANY NO. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On March 30, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 8,169 for a total sum of 3,048,602 NIS. (the closing price of said shares on this day was 38,720)

Further on April 2, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 23,430 for a total sum of 8,576,980 NIS. (the closing price of said shares on this day was 36,680)

2. As stated, Koor acquired a total of 31,599 ordinary shares, which represent 0.2% of its issued share capital.


                                                   Yours sincerely,

                                                   Shlomo Heller, Adv.
                                                   Legal Counsel



EXHIBIT         DESCRIPTION

   A            A.   Translation from Hebrew to English of an Immediate
                Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 3, 2000, regarding the acquisition of Koor shares.